Filed Pursuant to Rule 253(g)(2)
File No. 024-12383

Supplement No. 4 dated October 1, 2024 to the Offering Circular dated June 17, 2024

This document supplements, and should be read in conjunction with, the offering circular of Energea Portfolio 3 LLC Africa, dated June 17, 2024, as previously supplemented and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

·	Our price per share value as of October 1, 2024.

As of October 1, 2024, our price per share is $1.2746.

Value as of October 1, 2024
Net Asset Value (NAV)	$4,681,410.79
Total Outstanding Shares	3,672,847
Share Price	$1.2746

The fixed price of Class A Investor Shares was determined by calculating the Net Asset Value ("NAV") of the Company and dividing the NAV by the total number of outstanding shares. The NAV is calculated as the Net Present Value ("NPV") of the Estimated Net Operating Income ("Estimated NOI") of the Company. See "Price of Class A Investor Shares".